FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of OCTOBER , 2002
                                          --------

                              Hilton Petroleum Ltd.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F       X         Form 40-F
                                -------------             --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No              X
                                -------------             --------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Hilton Petroleum Ltd.
                                    ------------------------------------------
                                    (Registrant)

Date    October 22, 2002            By  /s/ "Nick DeMare"
     ---------------------          ------------------------------------------
                                    Nick DeMare
                                    Director
                                    (Signature)*

*Print the name and title of the signing officer under his signature.

                              HILTON PETROLEUM LTD.




                             ANNUAL INFORMATION FORM



                               September 30, 2002

                             ANNUAL INFORMATION FORM
                              HILTON PETROLEUM LTD.
                                TABLE OF CONTENTS

                                                                            Page

TABLE OF CONTENTS..............................................................i

PRELIMINARY NOTES.............................................................ii

CURRENCY EQUIVALENTS..........................................................ii

1.   INCORPORATION ............................................................1
     Corporate Structure.......................................................1
     Subsidiaries..............................................................2

2.   GENERAL DESCRIPTION OF THE BUSINESS.......................................3
     Three Year History........................................................3

3.   NARRATIVE DESCRIPTION OF THE BUSINESS.....................................4
     Petroleum and Natural Gas Activities......................................4
     Principal Properties......................................................5
          East Lost Hills Joint Venture and San Joaquin Joint Venture..........5
          Regional California..................................................8
          Others   ............................................................8
          Oil and Gas Reserves.................................................9
          Acreage  ............................................................9
          Productive Oil and Gas Wells........................................10
          Volumes, Prices and Production Costs................................10
     Proprietary Software Activities..........................................10
     Mineral Properties Activities............................................11
     Employees................................................................12
     Risk Factors.............................................................12

4.   SELECTED CONSOLIDATED FINANCIAL INFORMATION..............................17

5.   MANAGEMENT'S DISCUSSION AND ANALYSIS.....................................18
     Overview.................................................................18
     Results of Operations....................................................19
          Year Ended May 31, 2002 Compared to Year Ended May 31, 2001.........19
          Year Ended May 31, 2001 Compared to Year Ended May 31, 2000.........20
     Liquidity and Capital Resources..........................................21

6.   MARKET FOR SECURITIES....................................................22

7.   DIRECTORS AND OFFICERS...................................................23

8.   ADDITIONAL INFORMATION...................................................24

                             ANNUAL INFORMATION FORM

                              HILTON PETROLEUM LTD.



                                PRELIMINARY NOTES


All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

                              CURRENCY EQUIVALENTS

All dollar amounts are expressed in United States dollars unless otherwise indicated. The Company's accounts are maintained in United States dollars. The following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.


Fiscal Year                      Average         Low - High      Fiscal Year End
-----------                      -------         ----------      ---------------
June 1, 1997 - May 31, 1998       0.7064       0.6832 - 0.7305        0.6863
June 1, 1998 - May 31, 1999       0.6613       0.6341 - 0.6891        0.6791
June 1, 1999 - May 31, 2000       0.6790       0.6607 - 0.6969        0.6677
June 1, 2000 - May 31, 2001       0.6593       0.6333 - 0.6831        0.6468
June 1, 2001 - May 31, 2002       0.6377       0.6200 - 0.6622        0.6547

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on September 30, 2002, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was Cdn.$1.5777 (U.S.$0.6338 = Cdn. $1.00)

                             ANNUAL INFORMATION FORM

                              HILTON PETROLEUM LTD.



1.   INCORPORATION

The Company was incorporated under the laws of the Province of British Columbia on September 7, 1989, as No. 207 Sail View Ventures Ltd. On October 2, 1989, the Company changed its name from No. 207 Sail View Ventures Ltd. to Ingot Properties Ltd. On June 26, 1992, the Company changed its name from Ingot
Properties Ltd. to San Pedro Resources Ltd. On July 15, 1994, the Company changed its name from San Pedro Resources Ltd. to Hilton Petroleum Ltd.

The Company was inactive until November 30, 1994, when it acquired approximately 96.63% of the issued and outstanding shares of Hilton Petroleum, Inc. ("Hilton U.S."). The Company subsequently made additional capital contributions and increased its holdings in Hilton U.S. to 98.70%. During the year ended May 31, 2000, the Company acquired the remaining 1.3% minority interest. Hilton U.S. is now a wholly- owned subsidiary of the Company. Hilton U.S. was incorporated on June 15, 1993 pursuant to the laws of the State of Nevada.

On April 1, 1999, pursuant to an agreement (the "Arrangement Agreement") dated February 5, 1999, the Company completed a merger with Stanford Oil & Gas Ltd. ("Stanford"), a public company with common management. Under the terms of the Arrangement Agreement the Company issued 8,462,140 shares of the Company for 16,078,569 issued shares of Stanford. As a result, Stanford became a wholly-owned subsidiary of the Company. On April 1, 1999 the Company was continued into the Yukon Territory.

The Company's registered office and principal business office of the Company is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7.

Corporate Structure
-------------------
The following chart sets forth the names of the significant subsidiaries of the Company, their respective jurisdictions of incorporation and the Company's ownership interests therein as of September 30, 2002. Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

                               Organization Chart

            ---------------------------------------------------------
                              HILTON PETROLEUM LTD.
                                (Yukon Territory)
            ---------------------------------------------------------
                |                       |                       |
                |                       |                       |
                |                       |                       |
------------------------    --------------------------    ----------------------
  HILTON PETROLEUM INC.      STANFORD OIL & GAS LTD.        A.I. SOLUTIONS LTD.
      (Nevada)                 (Yukon Territory)            (British Columbia)
        100%                          100%                         80%
------------------------    --------------------------    ----------------------
                                        |
                                        |
                                        |
                            --------------------------
                                STB ENERGY, INC.
                                     (Texas)
                                      100%
                            --------------------------



Subsidiaries
------------

Hilton Petroleum, Inc.

The Company owns 100% of the outstanding shares of Hilton Petroleum, Inc. ("Hilton U.S."), a Nevada corporation which was formed on June 15, 1993. Hilton U.S. currently owns interests in oil and gas properties located in California and Mississippi.

Stanford Oil & Gas Ltd.

Pursuant to an arrangement (the "Arrangement") between the Company and Stanford Oil & Gas Ltd., a Yukon Territory company ("Stanford"), the Company acquired all of the issued and outstanding shares of Stanford on April 1, 1999. As a result Stanford became a wholly-owned subsidiary of the Company.

Stanford has one wholly-owned subsidiary, STB Energy Inc. ("STB Energy"), a Texas corporation. STB Energy currently owns interests in oil and gas properties located in California.

A. I. Solutions Ltd.

The Company owns 80% of the issued and outstanding shares of A. I. Solutions Ltd. ("A. I. Solutions"), a British Columbia corporation formed on November 5, 2001. A. I. Solutions was incorporated to pursue the business of identifying, developing and marketing of proprietary software technologies. It holds interests, varying from 30% - 100%, in recently incorporated companies to pursue these activities.

2.   GENERAL DESCRIPTION OF THE BUSINESS

The Company has historically engaged in the business of acquiring leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas in the continental United States.

During 2002, the Company determined to also pursue other business opportunities,
which  now  includes   proprietary  software  activities  and  mineral  property
activities.

Three Year History
------------------
     Fiscal 2000

In fiscal 2000, the Company's capital spending program was focused on its funding obligations on the exploration and development activities in the San Joaquin Basin of California. After a successful "kill" operation of the initial test well, the Bellevue #1-17, the relief well, the Bellevue #1R-ST-3, continued drilling and reached its total targeted depth in August 1999. In addition, a second well, ELH #1, commenced drilling in August 1999 and reached its targeted depth in April 2000. Approximately $11.5 million was spent by the Company in fiscal 2000 on its capital spending program, of which $7.7 million was spent on Bellevue #1-17, Bellevue #1R-ST-3 and ELH #1. A further $1.2 million was provided for the drilling of the Cal Canal well, $1.4 million for the purchase of additional interests in San Joaquin and $1.2 million for other petroleum interests and development.

In fiscal 2000, the Company acquired approximately 13.2% of the issued and common shares of Trimark Energy Ltd. (formerly Trimark Oil & Gas Ltd.) ("Trimark") at a recorded amount of $1.7 million, in which the Company received an initial 165,714 shares of Trimark as partial consideration for a 1% working interest in the East Lost Hills Project and purchased a further 114,286 shares for $1 million.

In order to fund its 2000 capital spending program, the Company received $9.8 million from the completion of various private placements of common shares and exercises of share options and warrants. The Company also retired $658,000 of convertible debentures through the issuances of common shares. Throughout the latter part of calendar 1999 the Company was not able to meet certain of its financial covenants under its line of credit facility. Although it was not in default of its scheduled repayments of principal and interest, the Company's ability to borrow under the line of credit was dependent upon the reserve values of certain of its petroleum properties. As the reserve values declined so did the limit under the line of credit. In June 2000, the Company and the lender entered into a forbearance agreement which resulted in revised repayment and credit terms. In addition the Company was required to enter into hedging agreements for a substantial portion of its producing petroleum properties.

     Fiscal 2001

In fiscal 2001, the Company continued its participation in the continued exploration of the East Lost Hills Project, with the funding of the completion of the ELH #1 well and the ongoing drilling of the ELH #2 well and the commencement of the ELH #3, ELH #4, and ELH #9 wells, at a cost of $5.3 million. The Company also paid $776,000 for its share of the gas facility at East Lost Hills and $1.6 million for the acquisition and exploration of other oil and gas prospects located in regional California. Production from the ELH #1 well commenced in February 2001. In March 2001, the Company completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco Resources Inc. ("Exco") for net proceeds of $13.5 million, of which $12.7 million was received as of May 31, 2001 and the remaining $810,000 was subject to a contractual disagreement between the Company and Exco. The disputed amount was put in escrow pending arbitration.

During fiscal 2001, the Company raised $6.4 million from the issuances of common shares and $3.2 million from the issuances of convertible debentures. These proceeds, along with the sale of the non-California petroleum and natural gas interests, enabled the Company to repay $14.9 million of debt.

     Fiscal 2002

During fiscal 2002, the Company was faced with significant funding commitments for its continued participation in the East Lost Hills and San Joaquin Joint Venture's exploration programs. The continued complications encountered at East Lost Hills had a negative impact on the Company's common share price and on the Company's ability to conduct either equity or debt financing. In addition, the combination of reduced commodity prices and constrained production at ELH #1 further reduced the Company's ability to meet its funding commitments. Due to the lack of financial resources, the Company ceased further funding of its share of costs at the East Lost Hills Prospect and San Joaquin Joint Venture. As a result, in February 2002, the Company withdrew from participation in the San Joaquin Joint Venture and, in May 2002, concluded an agreement with Anadarko and certain other participants on the ongoing evaluation of the ELH #4 and ELH #9 wells, whereby the funding parties have assumed all of the unpaid amounts, estimated to be $4.9 million at the time of the agreement, and future costs in completing the evaluation of these wells. In return, they will be entitled to recover their costs, plus a penalty, of 300% of the costs, from production from these wells.

In April 2002, an arbitration hearing was conducted with respect to the Company's contractual disagreement with Exco and a decision was made in favour of the Company and $789,000, representing the original disputed amount, plus associated interest income and less associated legal and other costs, was released to the Company.

During fiscal 2002, the Company identified business opportunities in the field of proprietary software programs utilizing "artificial intelligence". The Company formed A.I. Solutions to pursue this field. A. I. Solutions have identified a number of applications and have formed companies to pursue them. All research, development and marketing activities have been contracted out to arms-length parties.


3.   NARRATIVE DESCRIPTION OF THE BUSINESS

Petroleum and Natural Gas Activities
------------------------------------

The Company is a minority interest owner in its petroleum and natural gas interests and is not an operator of any of these prospects. However, during fiscal 2002, California Exploration Ltd. ("Calex"), the operator of the Regional California Prospects, engaged the Company to contract out, at cost, the drilling of the Regional California Prospects.

The Company's prospects are located throughout the United States. Each of the prospects differ in scope and character and consist of working interests in oil and gas leases.

Principal Properties
--------------------
East Lost Hills Joint Venture and San Joaquin Joint Venture
-----------------------------------------------------------
Location and Interest
---------------------

The Company now holds a 9.5% working interest (9.1% net revenue interest) in the East Lost Hills Joint Venture which is situated in the San Joaquin Basin, approximately 45 miles northwest of Bakersfield, California. The Company previously held an additional 2.625% reversionary working interest which has, as a result of the Company's withdrawal from the San Joaquin Joint Venture, been returned.

Property Description
--------------------

The San Joaquin Basin has proved to be one of the most productive hydrocarbon producing basins in the continental United States. To date, the approximately 14,000 square mile basin has produced in excess of 13 mmboe, and contains 25 fields classified as giant, with cumulative production of more than 100 mmboe. The San Joaquin Basin contains six of the 25 largest oil fields in the U.S.A. and produces more than 75% of California's oil and gas production.

The Lost Hills Field is an anticlinal structure formed by what appears to be a combination of compressional forces from the west, as well as right-lateral motion associated with movement of the San Andreas fault system. The Monterey and Temblor formations are broken by a high angle thrust fault on the east side of the Lost Hills Structure. The East Lost Hills Joint Venture lies in the footwall side of this thrust fault, directly east of and structurally below the existing Lost Hills field. To date, the Lost Hills Field has produced over 115 mbo and 120 bcf of gas from Pleistocene, Pliocene and Miocene-age sands buried at depths of between 2,000 to 6,000 feet.

The geological objectives at the East Lost Hills Joint Venture are stacked sands (layers of sand stacked one over the other) within the Temblor Group which are buried between 16,500 to 19,000 feet. The uppermost sand encountered by drilling in the Temblor Group is called the Temblor Sand. Other sands which lie below this interval have various local names, and vary in thickness and lateral distribution from well to well. The Temblor sands lie beneath the Miocene-age Monterey shale, which is a proven source rock, as well as an excellent vertical reservoir seal. Two dimensional ("2-D") seismic data reveals the presence of a fault-bounded structural high at Temblor level situated southeast of a well drilled by Shell and Arco (Shell-Arco #1-23-22, T25S, R20, section 22). An interpretation made by Armstrong Resources LLC ("Armstrong"), the generator of the East Lost Hills Joint Venture, suggests that this well did not penetrate the Temblor sands, but reached total depth while still drilling in steeply dipping Monterey shales in the hanging wall of the Lost Hills thrust block.

Exploration
-----------

     East Lost Hills Joint Venture Work Program

The East Lost Hills Joint Venture holds an interest in a significant number of leases totalling in excess of 40,000 acres. In order to maintain these leases the East Lost Hills Joint Venture has committed to drill certain lands.

The initial test well, the Bellevue #1-17, commenced drilling in May 1998, and was designed to test prospective Miocene sandstone reservoirs in the Temblor formation at depths to an anticipated 18,500 feet.

On November 23, 1998, while drilling at 17,640 feet, the well blew out and ignited. An expert well control team was engaged to contain the fire.

A relief well, the Bellevue #1R-ST-3, was commenced on December 18, 1998, in order to "kill" the flow of water and hydrocarbons flowing out of the Bellevue #1-17 well. On May 29, 1999, the kill operation was successfully completed. After the successful kill operation, the Bellevue #1R-ST-3 relief well continued with drilling towards a bottom hole location approximately 800 feet away from the bottom hole location of the Bellevue #1-17 well. On August 24, 1999, the operator announced that the well would be completed, having reached a total depth of 17,428 feet, approximately 180 feet into the Temblor formation. Between October 1, 1999, and October 22, 1999, the Bellevue #1R-ST-3 well was prepared for a completion test. On October 23, 1999, the completion test was implemented by perforating the casing and establishing communication with the pay zones so that gas could flow from the pay zones into the casing. Initial results were positive and the well flowed gas, albeit at restricted rates. The gas flowed, but only for a short period of time as the flow was cut off when the perforations were plugged off. In an attempt to re-establish communication, larger perforations were made but this too was unsuccessful and the well bore was plugged with formation sand, shale, and perforating debris. The well bore was cleaned up and in December 1999 was production tested and flowed gas at rates ranging between 1.3 and 5.0 mmcfpd. Condensate and water was obtained during the test. Pressure build-up analysis indicated that only the uppermost sand unit encountered in the Bellevue #1R-ST-3 well was contributing to the flow. The operator had considered either a re-drill or re-entry of this well bore. Management believes minimal maintenance costs will be incurred until the decision to re-drill or re-enter the well bore is made.

On August 26, 1999, drilling began on the ELH #1 well, approximately two miles northwest of the Bellevue #1-17R well. On April 12, 2000, this well had drilled to a total depth of 19,724 feet. Production testing began on May 28, 2000 and, based on the results of the production testing and other analysis, a natural gas discovery was determined at the East Lost Hills field. After completion of production facilities and a connection pipeline, this well commenced first production on February 6, 2001. The ELH #1 well is currently producing from a zone in the lower portion of the Temblor formation. Production from the ELH #1 well remains constrained, at current levels of approximately 1.8 mmcfe gas per day, still requiring water disposal facilities. The Company expects this production curtailment to continue until a disposal well is drilled. The operator has indicated that it was unable to negotiate a contract with the owner of the land at the original proposed site of the disposal well. The operator has indicated that it has contracted an alternate surface owner in the same area and that it is attempting to negotiate access to this surface for a water disposal well. The inability to demonstrate what production could be, if a proper water disposal system were in place, has had a negative impact on this project and a significant downgrade on the estimated proven reserves for the ELH #1 well has been made.

It is not known when this disposal well will be completed or, once completed, the impact the availability of this extra capacity will have on production from the ELH #1 well.

The ELH #2 well, located approximately 1.5 miles northwest of the ELH #1 well, was drilled and cased to a total depth of 18,011 feet. Initial production testing, in early March, of the upper Temblor interval in the well resulted in limited wellbore influx of hydrocarbons (approximate flow rate of 3mmcf/d), higher than expected fluid content, and poorer than expected pressure response. Many of the initial production test results on the well have been influenced by mechanical difficulties associated with drill pipe that was inadvertently cemented across the testing interval. The ELH #2 well is currently suspended as a potential producer pending availability of water disposal facilities.

The ELH #3R west flank exploration well was drilled to a total measured depth of 21,769 feet to test the Temblor interval in a separate, seismically defined structure from the East Lost Hills structure. Due to steep dips encountered in the lower portion of the well, it was determined that the underlying secondary objective, the Point of Rocks formation, could not be reached in the existing wellbore. The well was plugged back to 19,370 feet measured depth for testing of the lower Temblor. Multiple zones in the lower Temblor section were perforated and tested in the well. Communication was established with the formation during testing and no hydrocarbons were recovered. The well has been suspended pending analysis of new seismic data and additional offset well information.

The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. The ELH #4 well was completed and tested in the Kreyenhagen shale and Phacoides sands. Gas and pressures began low peaking at 1.56 MMCFPD with 16.9 BWPD and 2.3 BCPD at a flowing tubing pressure of 90 psi. From the peak, rates declined to zero and the well was dead. The well was cleaned out of possible plugging slugs. The ELH #4 well remains shut-in awaiting results from the ELH #9 well. The Agua sands remain a promising zone for the ELH #4 well and remain untested. Significant shows were observed over several hundred feet of the Agua sands.

The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well was drilled to 21,100 feet and was designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well was completed in the Kreyenhagen shale and Phacoides sands. Testing commenced with rates generally less than 1 MMCFPD with one peak of 2.37 MMCFD. Rates continued to decline below 500 MCFPD. The Kreyenhagen was stimulated with acid to attempt improved production. Upon re-testing, rates remained well below 300 MCFGPD. The zones were re-perforated with no improvement in production. The results are negative indicators of prolonged economic production from the Kreyenhagen or Phacoides sands. Some additional potential remains in the upper Agua sand that remains to be tested. Gas shows in the Agua sands are limited to a 20 foot zone.

The Company is, however, also aware that there exists a difference of opinion as to whether the testing procedures employed by the operator were the appropriate ones. It has been stated that a proper test has not completed on these wells and conclusions based on the test results to date cannot be relied upon. As of this writing, both ELH #4 and #9 wells are suspended pending a consensus from the participants as to what should be done next.

     San Joaquin Joint Venture Work Program

With respect to the San Joaquin Joint Venture, the operator commenced drilling the initial exploratory well on the first of the three initial prospects, Cal Canal, in June 1999. The Cal Canal well penetrated 1,230 feet of the Temblor formation with 775 feet of net sand and was drilled to a total depth of 18,100 feet. The well completion commenced on January 20, 2000. Non-commercial hydrocarbon flow rates were obtained from the initial perforated 10 foot zone. The leases were ultimately terminated by the San Joaquin Joint Venture in 2002.

The participants in the San Joaquin Joint Venture, on the recommendations of the operator, Anadarko, determined that the Lucky Dog Prospect would not be drilled and accordingly, the San Joaquin Joint Venture relinquished its interest in this prospect.

Drilling of the Pyramid Hills Prospect commenced in December 2001. In February 2002, the Company withdrew from participation in the San Joaquin Joint Venture and, accordingly, no longer has an interest in the Pyramid Hills Prospect.

Regional California
-------------------

The Company participated in a regional exploration program in the San Joaquin Basin of California and a number of prospects were drill tested. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects.

Drilling of exploratory test wells commenced in fiscal 2001 on the Mica, Sequoia, Parsley and the Merlot Prospects and were completed in fiscal 2002. No hydrocarbon bearing sands were encountered and the wells were plugged and abandoned. The Company had approximately a 23% working interest in the prospects tested.

During fiscal 2002, the Company also participated in the drilling of an exploratory well on the Basil Prospect, located in the southern portion of the Sacramento Basin. This prospect is believed to be a structural fault trap documented with seismic and well data. This well must be drilled directional under a body of water from a land based position. The targets are believed to be at 4,500 feet but the well must be drilled 6,000 feet laterally to the target. The initial test well on the Basil Prospect, the Suisun #25 well, commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well. The Company had originally held a 33.4% working interest in the Basil Prospect. It increased its working interest to 48% under the proposed side-track.

On August 19, 2002, the operator commenced the sidetrack of the well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to the same total depth of 7,829 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Once again, hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned September 21, 2002.

Others
------

The Company also holds relatively minor interests in other oil and gas leaseholds, known as the East Blossom Project (San Joaquin County, California), and South Haskell Field (Haskell County, Texas).

Oil and Gas Reserves
--------------------

The following table sets forth information regarding estimated oil and gas reserve quantities, reserve value and discounted future net revenues as determined through independent engineering evaluations completed by Petrotech Engineering Ltd. ("Petrotech"), an independent petroleum consulting firm. Their report was prepared effective May 31, 2002 and dated August 2, 2002.

There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve information represents estimates only and should not be construed as being exact:

                                                                                                         Present Value
                                                                                                         of Estimated
                                                       Condensate                                         Future Net
                                                        / Natural                      Estimated       Revenues Before
                                                           Gas             Gas         Future Net       Income Taxes -
                                            Gas          Liquids       Equivalent     Revenues (2)     Discounted at 10%
                                          (MMCF)          (MBO)        (MMCFE)(1)        ($000)             ($000)
Proved producing reserves (3)              265.2          12.0            277.2           229.7              156.4
                                           -----          ----            -----           -----              -----
Total proved reserves (4)                  265.2          12.0            277.2           229.7              156.4
                                           =====          ====            =====           =====              =====


(1) Condensates and natural gas liquids are converted to MCFE at the rate of seven gallons of liquids per MCF of natural gas. These conversions are based upon the approximate energy content of natural gas condensates and liquids.

(2) Estimated future net revenue represents estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date of the estimates. The amounts shown do not give effect to non-property related expenses, such as general and administrative expenses, debt service and future income tax expense or depreciation, depletion and amortization.

(3) Proved producing reserves are proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

(4) Proved reserves are those reserves which are estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

Acreage
-------

The following table sets forth as of September 30, 2002, the gross and net acres of developed and undeveloped oil and gas acreage that the Company holds. Additionally, the data set forth below are based on the Company's before payout working interests. In certain cases, the Company has a greater after payout working interest. In certain other cases, the Company has only an after payout working interest. As such, the amount of gross and net, developed and undeveloped acreage will increase when and if certain wells pay out.

                               Developed                     Undeveloped
                         ---------------------           ---------------------
                         Gross            Net            Gross            Net
State                    Acres           Acres           Acres           Acres
-----                    -----           -----           -----           -----
California               640.0            60.8           37,000          3,515
                         =====            ====           ======          =====

Productive Oil and Gas Wells
----------------------------

The following table sets forth certain information regarding the Company's ownership as of September 30, 2002 of productive oil and gas wells, operated and non-operated, in the areas indicated. Additionally, the data set forth below are based on the Company's before payout working interest. In some cases the Company has a greater working interest after payout. In certain other cases the Company has only an after payout working interest. As such, the number of gross and net wells will increase when and if certain wells pay out.


                                                       Gross               Net
State                                                  Wells              Wells

California                                               1                0.12
                                                        ===               ====

Volumes, Prices and Production Costs
------------------------------------

The following table sets forth certain information regarding the production volumes, average prices received and average production costs associated with the Company's sale of oil and gas for the periods.

                                                            YEAR ENDED
                                                  ------------------------------
                                                  MAY 31, 2002      MAY 31, 2001

Net production:
  Oil (Barrels)                                         1,606            39,182
  Gas (MCF)                                            54,931           925,635
  Natural Gas Liquids (Gallons)                        54,516         1,039,099
  MCF equivalent                                       72,354         1,309,172
Average sales price:
  Oil (per Barrel)                                     $20.68            $29.47
  Gas (per MCF)                                         $3.15             $6.09
  NGL (per Gallon)                                      $0.45             $0.60
Average petroleum and natural gas sales per MCFE        $3.19             $5.66
  Average production costs per MCFE                     $2.32             $1.45

Proprietary Software Activities
-------------------------------

During the fiscal year ended May 31, 2002, the Company identified a number of business opportunities in the further development of certain proprietary software technologies - called OE2 and NFN - with Eyekon Technologies Inc. ("Eyekon"), a private company at arms-length to the Company. The Company agreed to work with Eyekon to identify and develop software programs using the OE2 and NFN technologies, which could be used in a number of business applications and industries.

The Company formed A.I. Solutions Ltd. ("A.I. Solutions"), an 80% owned subsidiary, to pursue this business activity. As at September 30, 2002, A.I. Solutions has identified, with Eyekon, a number of opportunities and have formed a number of companies to conduct these activities. These ownership interests, vary between 30% - 100%, and are incorporated in Canada and the United States. The following companies are active:

a) 50% ownership of Hilton Power Ltd. ("Hilton Power"), a British Columbia corporation, which owns 100% of Hilton Power Inc., a California corporation. Hilton Power was incorporated to develop software programs using intelligent software to build a "better fuel cell". To date, no significant progress has been made, nor costs incurred.

b) 100% ownership of StaySafe Software Inc. ("StaySafe"), a British Columbia corporation, which owns 100% of Lifesaver Technologies Inc., a Nevada corporation. StaySafe was formed to develop and market the Hazard Avoidance Software Program ("HASP"). The HASP employs artificial intelligence and simulation capabilities into a CD-Rom / Web-based solution to deal with emergency situations. The HASP CD-Rom contains three components: i) StaySafe Library - information on natural disasters and the most threatening chemical, biological and radioactive agents; ii) StaySafe Simulator - allows the users to generate disaster simulations in preparation for emergency scenarios and the ability to visually monitor its progress in real time; and iii) Early Warning Alert - broadcast text messaging service containing actual disaster details and critical precautionary information. As of September 30, 2002, Stay-Safe has completed the development of the HASP and is currently marketing it. No sales have been made.

c)   30%  ownership  of  Enabled  Simulations  Inc.   ("Enabled"),   an  Alberta
     incorporated company. Enabled focusses on the research, development and marketing of process modelling and plant/process simulation software.

In addition to its holdings noted above, A.I. Solutions is also directly pursuing the development and use of "intelligent" software. Currently it is developing a product for the health/diet industry. A. I. Solutions will require further financing for it to pursue, develop and market the technologies. It is anticipated that A. I. Solutions will conduct its own financings, which will ultimately result in a substantial dilution of the Company's ownership interest.

Mineral Properties Activities
-----------------------------

On June 24, 2002, the Company entered into an agreement to acquire a 100% interest in certain resource properties located in China and Mongolia. Under the terms of the agreement the Company has agreed to issue up to 8,000,000 common shares and pay up to CDN $3.2 million to make the acquisitions. These transactions are subject to filing with the TSX Venture Exchange.

Included in the portfolio of properties are two, which are identified by management, as the initial properties on which the Company will focus its efforts. These properties are:

     KING HILL PROPERTY

Located in the People's Republic of China, the King Hill Property covers approximately 3,000 square kilometers. The exploration and exploitation rights are held through leases, valid for an initial term of 25 years, and then renewable. The property covers a vast area with numerous and varied mineral occurrences. This property was of particular interest to management due to the existence of a significant gold property, in the Northern portion of the property. The vendors have represented that at this gold property there are 67 quartz structures outcropping at surface. The quartz structures are substantial in length, with one being over 4,300 meters in length and nine over 2,000 meters in length. In total there are over 40,000 meters of exposed quartz structures outcropping at surface. A number of samples have been taken from these quartz structures and the vendor has indicated the assay results ranged from 2 to 84 grams of gold per ton. The vendors have represented that the potential tonnage within the known quartz structures, projected to a vertical depth of 150 meters, would exceed 60 million tonnes. It should be emphasized that the potential grade and quantity is conceptual in value, that there has been insufficient exploration to define a mineral resource on the property and that it is uncertain if further exploration will result in discovery of a mineral resource on the property. Production at the property commenced in 2000. Ore is processed through a mill which has the capacity to process 250 tonnes of ore per day. Mining operations are currently centered on two quartz structures, production is from three shafts, 2 meters by 2 meters and 80 meters in depth. The vendors have represented that the head grade has averaged 10 grams of gold per tonne, with recoveries averaging 8 grams of gold. The mill is currently operating at about 85 tonnes per day with cash costs of production being $17.50 per tonne for mining and $15.00 per tonne for milling.

     BONANZA PROPERTY

The Bonanza Property is located in Mongolia and covers an area in excess of 700 square kilometers. Exploration and exploitation rights are held through three licences which are in good standing and valid for about 60 years with standard government holding costs. A payment of US$500,000 is due to the land owner once an economic feasibility study has been prepared.

The vendors have represented that extensive geological work has been conducted by Russian geologists between 1965 and 1970. The vendors have represented that based on this previous work, this property has the potential to host a high grade gold deposit of up to approximately 7.2 million ounces. It must be emphasized that at this time the potential quantity and grade is conceptual in nature and the Company has not carried out is own exploration program to define a mineral resource on the property, and it is uncertain if the Company's exploration efforts will be able to confirm these results and its is uncertain if further exploration will result in a discovery of a mineral resource on the property.

The Company has agreed to pay a 5% finders fee, in shares, subject to filing with regulatory authorities.

The Company is establishing a wholly-owned subsidiary, Hilton Resources (Asia) Ltd. ("Hilton Asia") through which it will pursue these properties. To date, the technical due diligence indicates that these are properties of merit which warrant exploration. The legal due diligence regarding title and tenure of the vendors remains an open item.

Employees
---------

As of September 30, 2002, the Company has no employees.

The Company has retained Chase Management Ltd. ("Chase") to provide management, financial, accounting and administrative services. Chase provides its services to a number of public and private companies and currently employs six full-time employees and is a private company wholly-owned by Nick DeMare, a director of the Company. The Company also retains consultants to handle specific projects on a case by case basis.

The Company's business is administered principally from its head office in Bakersfield, California, United States. This office is used by Donald Busby, the Chairman and CEO of the Company. The Company maintains its corporate office, through Chase, in Vancouver, British Columbia, Canada.

Risk Factors
------------

The Company conducts business in the petroleum and natural gas industry, mineral exploration industry and computer software industry.

Financing Risks
---------------

As at May 31, 2002, the Company had working capital of $692,973. The Company does not anticipate that current operations will provide sufficient cash flows to provide for ongoing overhead, capital commitments or the discharge of its liabilities as they come due.

The Company has primarily relied on the sale of its equity capital and disposition of petroleum interests to fund the acquisition, exploration and development of its petroleum properties. It has no assurance that additional funding will be available to it for exploration and development of its projects or to fulfil its obligations under any applicable agreements. There can be no assurance that the Company will be able to generate sufficient operating cash flow or obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to generate additional operating cash flow or obtain additional financing could result in substantial dilution of the Company's petroleum interests, or delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

See "Item 5. Management's Discussion and Analysis - Liquidity and Capital Resources".

Uninsurable Risks
-----------------

Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons. The Company and its subsidiaries intend to engage in participating in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells which are drilled offsetting established production. The Company and its subsidiaries may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

As of September 30, 2002, the Company is not the operator of any of its petroleum and natural gas interests.

No Assurance of Titles
----------------------

It is the practice of the Company in acquiring oil and gas leases or undivided interests in oil and gas leases not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, the Company will rely upon the judgment of oil and gas lease brokers or landsmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This practice is widely followed in the oil and gas industry. Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well; however, neither the Company nor the person or company acting as operator of the well will obtain counsel to examine title to such spacing unit until the well is about to go into production. It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. It does happen, from time to time, that the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases is generally lost. To date the Company has not lost title to any of its oil and gas leases, nor is it aware that any of its currently held properties is subject to being lost as a result of faulty titles.

Environmental Regulations
-------------------------

In general, the exploration and production activities of the Company are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Compliance with these laws and regulations has not had a material effect on the Company's operations or financial condition to date. Specifically, the Company is subject to legislation regarding emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. However, such laws and regulations are frequently changed and the Company is unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect the Company any differently or to any greater or lesser extent than other companies in the industry.

The Company believes that its operations comply, in all material respects, with all applicable environmental regulations.

Governmental Regulations
------------------------

Oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and, consequently, affects its profitability. There is no assurance that laws and regulations enacted in the future will not adversely affect the oil and gas industry. However, since these regulations generally apply to all oil and gas producers, management of the Company believes that these regulations should not put the Company at a material disadvantage to other oil and gas producers.

Most states in which the Company and its subsidiaries own and operate properties have statutes, rules and regulations governing conservation matters including the unitization or pooling of oil and gas properties, establishment of maximum rates of production from oil and gas wells and the spacing of such wells.

Oil and gas mineral rights may be held by individuals or corporations and, in certain circumstances, by governments having jurisdiction over the area in which such mineral rights are located. As a general rule, parties holding such mineral rights grant licenses or leases to third parties to facilitate the exploration and development of these mineral rights. The terms of the leases and licenses are generally established to require timely development. Notwithstanding the ownership of mineral rights, the government of the jurisdiction in which mineral rights are located generally retains authority over the manner of development of those rights.

In addition to royalties paid to freehold owners, each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and natural gas liquids within their respective jurisdictions. For the most part, state production taxes are applied as a percentage of production or sales. Payment of these taxes are in the normal course of operations in the oil and gas industry and should not have a material impact on the Company's financial condition.

Natural Gas and Oil Prices
--------------------------

In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. The price of natural gas has also exhibited market demand fluctuations.

The Company's financial results can be significantly affected by prices received from production of oil and gas as commodity prices fluctuate widely in response to changing market forces. Specifically, a decrease in the price of oil or gas may reduce the revenue the Company receives from its oil and gas operations and/or may increase the Company's impairment or depletion expenses for a given period. In addition, a decrease in price may cause a decrease in the present value of the Company's estimated oil and gas reserves. Conversely, an increase in the price of oil or gas may increase the revenue received from the Company's oil and gas operations and/or may decrease the Company's impairment or depletion expenses for a given period. An increase in price may also cause an increase in the present value of the Company's estimated oil and gas reserves.

Derivative instruments are commonly used by oil and gas producers to limit exposure to fluctuations experienced in the price of natural gas and crude oil. From time to time the Company may utilize derivative instruments to pledge its petroleum and natural gas production. As at September 30, 2001, no derivative instruments are in place.

Competition
-----------

The oil and gas industry is intensely competitive and the Company competes with other companies which have greater resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects, and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers. There is no assurance that the Company will be able to effectively compete against such companies.

Risks Associated With Management of Growth
------------------------------------------

Because of its small size, the Company desires to grow rapidly in order to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur, it will place a significant strain on the Company's financial, technical, operational and administrative resources. As the Company expands its activities and increases the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company's financial, technical and administrative resources. The failure to continue to upgrade the Company's technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of geoscientists and engineers, could have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence upon Key Personnel
-----------------------------

The success of the Company's operations and activities is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on the Company. The Company has not obtained "key man" insurance for any of its management.

Mr. Busby is the Chairman and Chief Executive Officer of the Company. The loss of the services of Mr. Busby may adversely affect the business and prospects of the Company. Mr. Busby's services are provided through DWB Management Ltd. ("DWB").

Adequate Labour
---------------

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a director of the Company. In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labour staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

Dividend Risks
--------------

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Price Fluctuations: Share Price Volatility
------------------------------------------

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior resource exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a low of CDN $0.10 to a high of CDN $0.72 during the 12-month period ending September 30, 2002. The Company's share price closed at CDN $0.11 per share on September 30, 2002. There can be no assurance that these price fluctuations will not continue to occur.

Currency Fluctuations

For accounting purposes, the U.S. dollar is used as the Company's functional currency. To date, all equity financing and certain debt financing conducted by the Company have been conducted in Canadian dollars. In addition, the Company maintains its head office in Vancouver, Canada, and will maintain certain of its cash holdings in Canadian dollars. Recently the Canadian dollar has experienced a devaluation against the United States dollar. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income. Continued devaluation of the Canadian dollar may have a material and adverse effect on the Company's ability to conduct financings in the future.

Conflicts of Interest
---------------------

Certain of the directors also serve as directors of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms relating to the extent of such participation. In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict will disclose the nature and extent of his interest to the board of directors and abstain from voting for or against the approval of such a participation or such terms.

In accordance with the laws of the Yukon Territory, the directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.


4.   SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set out below and certain of the comments which follow are based on and derived from the consolidated financial statements of the Company to May 31, 2002. All dollar amounts are expressed in United States dollars unless otherwise indicated. Reference should also be made to the discussion under the heading "Risk Factors".

                                                                           YEAR ENDED MAY 31,
                                                    ----------------------------------------------------------------------
                                                                   ($ IN 000, EXCEPT PER SHARE DATA)
                                                       2002           2001            2000           1999            1998
                                                    --------       --------        --------       --------        --------
Revenues                                                $218         $5,229          $4,574         $3,774          $2,945
Earnings (Loss) Before
   Non-Controlling Interest                         $(27,985)       $(1,519)        $(2,240)       $(4,450)        $(2,934)
(Loss) for the Year                                 $(27,985)       $(1,519)        $(2,240)       $(4,450)        $(2,924)
Loss per Share                                       $(0.77)        $(0.05)         $(0.09)        $(0.28)         $(0.22)
Weighted Average Number of Shares                     36,410         31,702          23,984         16,110          13,201
Dividends per Share                                    $0.00          $0.00           $0.00          $0.00           $0.00
Working Capital (Deficiency)                            $693         $1,787        $(12,670)        $4,047         $(3,047)
Resource Assets                                       $5,079        $29,721         $35,052        $25,568         $22,268
Investment and Advances                                 $642           $807          $1,705             $0              $0
Other Assets                                            $225           $202            $272           $310          $2,811
Non-current Obligations                               $3,737         $3,482          $2,965        $16,256         $13,501
Non-Controlling Interest                                  $0             $0              $0            $23             $23
Shareholders' Equity                                  $2,901        $29,035         $21,394        $13,646          $8,507
Total Assets                                          $7,589        $36,055         $42,083        $33,637         $26,506

There are no restrictions that could prevent the Company from paying dividends on its common shares. To date the Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates all available funds will be invested to finance the growth of its business.


5.   MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the results of operations of the Company for the fiscal years ended May 31, 2002, 2001 and 2000 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The noon rate of exchange on September 30, 2002, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN $1.5777 (US$0.0.6338 = CDN $1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

Overview
--------

During fiscal 2002, the Company was primarily engaged in the business of exploring for and developing oil and gas prospects. Substantially all of the Company's oil and gas exploration activities are conducted jointly with others and the consolidated financial information reflects the Company's proportionate interest in such activities.

The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted into equivalent units based upon energy content. Depreciation of the gathering facility is charged to earnings over an estimated useful life of 10 years on a straight-line basis.

In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged to earnings.

Results of Operations
---------------------

      YEAR ENDED MAY 31, 2002 COMPARED TO YEAR ENDED MAY 31, 2001

During the year ended May 31, 2002, the Company recorded a loss of $27,984,522 ($0.77 per share) compared to a loss of $1,518,858 ($0.05 per share) for the comparable 2001 period.

A number of significant transactions have occurred which affect the comparability of the Company's performance to prior periods. Over the past three years the Company's focus has been on the exploration and development of its East Lost Hills San Joaquin Joint Venture Prospects. Due to this focus, the Company, on March 8, 2001, completed the sale of substantially all of its non-California petroleum and natural gas interests (the "Enserch Properties") to Exco Resources Inc. ("Exco"). Throughout fiscal 2000, and until the sale in March 2001, the Enserch Properties represented substantially all of the Company's producing properties. Production commenced from the ELH#1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. Production from the ELH #1 well, during fiscal 2002, has been significantly curtailed as a result of water disposal problems. As a result of the production curtailment in ELH #1 and the sale of the production of the Enserch Properties, petroleum and natural gas revenues decreased by 96%, from $5,228,674 during 2001 to $230,624 in 2002. Revenue from oil and liquids production decreased 97% to $57,609 in 2002 from $1,774,758 in 2001. Production of oil and liquids in 2002 decreased 95% to 17,423 MCFE in 2002 from 383,537 MCFE in 2001. The average price received for oil and liquids in 2002 was $3.31/MCFE compared to $4.63/MCFE in 2001, a decrease of 29%. Revenue from natural gas production decreased 97% to $173,015 in 2002 from $5,638,478 in 2001. Natural gas production decreased 94% to 54,931 MCF in 2002 from 925,635 MCF in 2001. The average price received in 2002 was $3.15/MCF, a decrease of 48% from $6.09/MCF in 2001. A significant portion of the Company's fiscal 2001 oil and natural gas production was hedged. These hedges reduced revenues for the year ended May 31, 2001 by $2,180,341.

On an MCFE basis, production costs increased 60%, from $1.45/MCFE in 2001 to $2.32/MCFE in 2002. The depreciation and depletion rate increased 51%, from $1.11/MCFE in 2001 to $1.68/MCFE in 2002, due to unsuccessful exploration results in Regional California and the abandonment of the Company's interest in the San Joaquin Joint Venture. In addition, the Company recorded an impairment of $25,907,079 in 2002 as a result of the ceiling test performed effective May 31, 2002. The impairment charge in 2002 reflects a number of significant developments which has occurred. Production at the ELH #1 well was significantly curtailed during 2002 as a result of the lack of adequate water disposal facilities. In addition, there has been an inability to demonstrate what production could be, if a water disposal facility was put in place. As a result, the estimated proven reserves at ELH #1 has been significantly downgraded based on current production levels. Estimated proved reserves for ELH #1 (assuming success with water disposal facility, discounted at 10%, was $18.1 million at May 31, 2001, compared to $175,000 (based on current production) at May 31, 2002. During 2002, the Company withdrew from participation in the Greater San Joaquin Joint Venture. The Company had recorded a total of $3,893,186 relating to its costs for the Greater San Joaquin Joint Venture. The Company also participated in the drilling of exploratory wells on four prospects namely, Mica, Sequoia, Paisley and Merlot. Drilling was completed in 2002. These wells were plugged and abandoned. Costs totaling $1,564,927 were incurred relating to these prospects. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs decreased by $475,976, approximately 37% from $1,292,431 in 2001 to $816,455 in 2002. The decrease in general and administrative costs in 2002 occurred primarily due to reduction of expenses resulting from the closure of the Tulsa office after the sale of its petroleum and natural gas interests to Exco Resources Inc. subsequent to February 28,

2001, reduced office personnel at the Bakersfield office in 2002, and a general decrease of activities due to the Company's reduced financial resources.

During 2002, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing "artificial intelligence". The research, development and marketing of the proprietary software programs were contracted out to arm's-length parties. A total of $505,827 was expended in 2002 relating to this business. The Company determined that, as at May 31, 2002, these activities did not satisfy all of the criteria required under Canadian generally accepted accounting principles for deferment and charged the costs to operations.

During 2002, the Company recorded a $575,000 write-down of its investment in Trimark in recognition of a decline in the value of the Trimark shares. A further $125,000 write-down was made in 2002 for other investments. In 2001, the Company recorded an initial write-down of $956,253 relating to its investment in Trimark.

Interest expense on long-term debt decreased by $786,047, approximately 53% from $1,480,291 in 2001 to $694,244 in 2002, reflecting the decrease in long-term debt during 2001 on the retirement of the balance of the Bank One credit facility.

During 2002, the Company recorded $2,177,765 in expenditures on its petroleum interests compared to $8,332,486 in 2001. Additions recorded for 2002 comprised of $1,399,385 on the East Lost Hills Project and $778,380 for the exploration of the Regional California Prospects. Overall, the level of capital expenditures in 2002 decreased as a result of the lack of progress at East Lost Hills and the resulting negative impact on the Company's ability to raise financing to continue funding of its share of costs. As at result, in May 2002, the Company concluded an agreement on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding participants have assumed all of the unpaid amounts and future costs in completing evaluation of these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totalled $4,868,716, of which $713,674 was billed and had been recorded as accounts payable at May 31, 2001. During 2002, the Company reversed the $713,674, with an offsetting credit to petroleum and natural gas interests.

     YEAR ENDED MAY 31, 2001 COMPARED TO YEAR ENDED MAY 31, 2000

During the year ended May 31, 2001, the Company recorded a loss of $1,518,858 ($0.05 per share) compared to a loss of $2,239,652 ($0.09 per share) for the comparable 2000 period, an improvement of $720,794. Petroleum and natural gas revenues increased by 14%, from $4,573,883 during 2000 to $5,228,674 in 2001. A number of significant transactions occurred during fiscal 2001 which affect the comparability of the Company's performance to fiscal 2000. During fiscal 2001, management of the Company determined to focus its direction towards the exploration, development and production of its East Lost Hills, San Joaquin and Regional California interests. A review of the Company's petroleum interests was initiated and discussions held with potential buyers. On March 8, 2001, the Company completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco Resources Inc. ("Exco"). Throughout fiscal 2000, and until the sale in March 2001, these properties represented substantially all of the Company's producing properties. Production commenced from the ELH#1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. The overall increase in revenues during fiscal 2001, has been attributable to strong prices received by the Company for its oil and gas production. Revenue from oil and liquids production decreased 5% to $1,774,758 in 2001 from $1,863,104 in 2000. Production of oil and liquids in 2001 decreased 28% to 383,537 MCFE in 2001 from 530,390 MCFE in 2000. The average price received for oil and liquids in 2001 was $4.63/MCFE compared to $3.51/MCFE in 2000, an increase of 32%. Revenue from natural gas production increased 95% to $5,638,478 in 2001 from $2,895,736 in 2000. Natural gas production decreased 17% to 925,635 MCF in 2001 from 1,112,734 MCF in 2000. The average price received in 2001 was $6.09/MCF, an increase of 134% from $2.60/MCF in 2000. In January 2000, the Company was required by its banker to enter into oil and gas swap contracts to hedge 70,000 MMBTU gas per month, at $2.385 per MMBTU, and 3,000 barrels of oil per month, at $22.51 per barrel. The hedge contracts were closed in February 2001, as part of the sale of the petroleum interests to Exco. These oil and natural gas hedges reduced revenues by $2,184,564 for fiscal 2001 and $184,957 for fiscal 2000.

On an MCFE basis, production costs increased 3%, from $1.41/MCFE in 2000 to $1.45/MCFE in 2001. The depreciation and depletion rate increased 18%, from $0.94/MCFE in 2000 to $1.11/MCFE in 2001.

General and administrative costs increased by $143,386, approximately 12% from $1,149,045 in 2000 to $1,292,431 in 2001. The increase in general and administrative costs in 2001 occurred primarily due to additional costs incurred in opening a new office in Bakersfield.

Interest expense on long-term debt decreased by $305,912, approximately 17% from $1,786,203 in 2000 to $1,480,291 in 2001, reflecting the decrease in long-term debt on the retirement of the balance of the Bank One credit facility.

During fiscal 2001, the Company expended in expenditures on its petroleum interests, which was primarily comprised of: i) $5,286,942 million towards the development of the East Lost Hills Project, mainly in the funding of the completion of the ELH #1 well and the drilling of the ELH #2, #3, #4 and #9 wells; ii) $775,961 for its share of the gas facility at East Lost Hills; iii) $1,570,379 for the acquisition, exploration and development of other oil and gas prospects.

During fiscal 2001, the Company purchased additional shares of Berkley Petroleum Corp. ("Berkley"), at a cost of $175,568 and subsequently disposed of its holdings in Berkley for proceeds of $1,644,291, recognizing a gain of $25,345.

The Company recorded a gain of $212,473 in fiscal 2001 from the sale of petroleum interests to Exco. In addition $811,950 remains in a contractual dispute between the Company and Exco. The parties have agreed to put the disputed amount in escrow and proceed to arbitration. Management of the Company is of the opinion that the arbitration ruling will be in its favour. Settlement of this dispute will be recorded in income in the period of settlement.

During fiscal 2001, the Company reviewed the carrying value of its investment of 2,080,000 common shares of Trimark. A write-down of $956,253 was made to reflect the quoted value of the Trimark shares at May 31, 2001.

Liquidity and Capital Resources
-------------------------------

With the disappointing developments at the East Lost Hills and San Joaquin Joint Ventures and at Regional California, the Company has had to review and reassess its options and alternatives. At May 31, 2002, the Company had working capital of $692,973. Subsequent to May 31, 2002, the Company paid $505,000 for its share of the side-track well at the Suisan #25 well. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the activities in A. I. Solutions, the continued exploration and development of its petroleum interests or, complete the payments and exploration commitments which will be required for the mineral properties in China and Mongolia. There is no assurance that the Company will be able to obtain sufficient financings.


6.   MARKET FOR SECURITIES

The Company's common shares are listed for trading on the TSX Venture Exchange ("TSX Venture") under the classification of a "Tier 1 company" under the symbol HTP.

The following table set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSX Venture for the periods indicated:


PERIOD              HIGH (CDN $)      LOW (CDN $)                VOLUME
--------------      ------------      -----------              ----------
June, 2000             4.25              1.97                  11,888,815
July                   2.70              1.65                   2,564,226
August                 1.85              1.40                     840,425
September              2.30              1.56                   1,421,798
October                1.94              1.51                   1,059,034
November               1.70              1.00                   2,034,502
December               1.89              1.15                   8,426,109
January, 2001          2.27              1.47                   2,489,176
February               2.95              1.95                   6,063,231
March                  3.35              1.50                  12,289,322
April                  1.96              1.46                   2,351,969
May                    2.10              1.42                   5,802,488
June                   1.71              1.00                   2,446,395
July                   1.13              0.72                   1,605,068
August                 1.09              0.43                   3,026,614
September              0.60              0.25                   2,616,526
October                0.72              0.29                   4,021,044
November               0.62              0.38                   1,996,575
December               0.51              0.31                   1,834,182
January, 2002          0.52              0.37                   1,548,947
February               0.42              0.26                   1,165,413
March                  0.37              0.26                   1,218,799
April                  0.31              0.19                     683,466
May                    0.31              0.14                   2,513,040
June                   0.39              0.26                   1,502,534
July                   0.42              0.19                   1,432,524
August                 0.23              0.16                     520,431
September              0.21              0.10                   1,333,716

7.   DIRECTORS AND OFFICERS

The name and municipality of residence, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five preceding years as at the date of this Annual Information Form is as follows:

                                                                                      PERIOD OF
     NAME, POSITION AND                  PRINCIPAL OCCUPATION DURING                SERVICE AS A           NUMBER OF
MUNICIPALITY OF  RESIDENCE(1)              THE PAST FIVE YEARS(1)                 DIRECTOR/OFFICER(2)    SHARES HELD(3)
-----------------------------       --------------------------------------------  -------------------    --------------

DONALD W. BUSBY                     Independent Businessman.  Chairman and               Since             4,971,269(5)
Chairman, CEO & Director            Director of Stanford Oil & Gas Ltd. since         September 8,
(Resident of California, USA)       June, 1990; Owner, CEO DWB Management                 1995
                                    Ltd. since June, 1988; Owner, President,
                                    Boone Petroleum Ltd. since August, 1990;
                                    President of Rockies Oil & Gas Inc. since
                                    May, 1993. Since 1980, Mr. Busby has been
                                    involved with public resource companies. He
                                    has worked as an independent financial
                                    consultant and has been the chief executive
                                    officer and major shareholder of oil and gas
                                    companies and a management company.

NEIL B. DARLING                     Bachelor of Arts, Economics; Principal of             Since                  nil
Director                            Ramden Resource Management Ltd. from              May 26, 1999
(Resident of Alberta, Canada)       1997 to present, a private company providing
                                    project management for drilling of deep
                                    wells, under balanced horizontal and
                                    re-entry wells; Operations Manager for
                                    Norwest Engineering Limited from 1993 to
                                    1997.

NICK DEMARE                         Chartered Accountant; President, Chase               Since             2,633,863(6)
Director                            Management Ltd. since 1991, a private B.C.         October 2,
(Resident of British Columbia,      company providing administrative and                  1989
Canada)                             accounting services to reporting issuers.
                                    Mr. DeMare holds a Bachelor of Commerce
                                    degree from the University of British
                                    Columbia and is a member of the Institute of
                                    Chartered Accountants of British Columbia.
                                    He has been an independent financial
                                    consultant in the public resource industry
                                    since 1986.  Mr. DeMare is currently a
                                    director and/or officer of  several public
                                    companies.

WILLIAM LEE                         Chartered Accountant; Director and Chief             Since                15,000
Director                            Financial Officer of IMA Exploration Inc.         September 8,
(Resident of British Columbia,      since June 1996.  Director of Brazilian               1995
Canada)                             Goldfields Ltd. since February 1998.
                                    Director of Stanford Oil & Gas Ltd. since
                                    March 1998.  Chief Financial Officer of
                                    Wildwood Interactive Inc., from March 1995
                                    to 1996.  From July 1992 to November 1994
                                    Chief Financial Officer of Sanctuary Woods
                                    Multimedia Corp.  From September 1989 to
                                    June 1991 Director of Development of
                                    International Buffet Restaurant Inc.


                                                                                      PERIOD OF
     NAME, POSITION AND                  PRINCIPAL OCCUPATION DURING                SERVICE AS A           NUMBER OF
MUNICIPALITY OF  RESIDENCE(1)              THE PAST FIVE YEARS(1)                 DIRECTOR/OFFICER(2)    SHARES HELD(3)
-----------------------------       --------------------------------------------  -------------------    --------------

HARVEY LIM                          Chartered Accountant.  Since July 1988,              Since                   nil
Corporate Secretary                 Controller of Chase Management Ltd., a              June 18,
(Resident of British Columbia,      private B.C. company providing                        1997
Canada)                             administrative and accounting services to
                                    reporting issuers. Mr. Lim holds a bachelor
                                    of commerce degree from the University of
                                    British Columbia and is a member in good
                                    standing of the Institute of Chartered
                                    Accountants of British Columbia.  Since
                                    1988 he has been involved as a director
                                    and/or officer of several publicly traded
                                    companies.

(1) The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) All directorships expire at the Company's next annual general meeting to be held on November 14, 2002.

(3) The information as to the shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually and is as of September 30, 2002.

(4)  Denotes members of the Audit Committee.

(5)  Includes   1,136,355  shares  held  by  Boone  Petroleum  Ltd.,  a  company wholly-owned by Donald Busby and 3,834,914 shares held by the Donald W. Busby 1999 Irrevocable Trust.

(6) Includes 25,000 shares held directly by Mr. DeMare, 1,675,410 shares held by DNG Capital Corp., a company wholly- owned by Nick DeMare, and 683,453 shares and 25,000 shares are held by 888 Capital Corp. and UEV Holdings Ltd., respectively, companies 50% owned by Nick DeMare.

The Company does not currently have an Executive Committee.

As at the date of this Annual Information Form the Company's directors and senior officers, as a group, beneficially hold a total of 7,620,132 common shares, directly or indirectly, representing 20.83% of the Company's issued common shares.


8.   ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's common shares, options to purchase securities and interest of insiders in material transactions will be contained in the Company's information circular to be dated on or about October 14, 2002 for its Annual General Meeting which is scheduled to be held on November 14, 2002. Additional financial information is provided in the Company's comparative financial statements for the year ended May 31, 2002. A copy of this Annual Information Form, the Information Circular and the financial statements (including any interim statements from the past fiscal year) may be obtained upon request from the secretary of the Company. A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.

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